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MATERIAL CHANGE REPORT

1.

Name and Address of Reporting Issuer:

Resin Systems Inc. (the "Corporation")

14604 – 115A Avenue

Edmonton, Alberta

T5M 3C4

2.

Date of Material Change:

May 20, 2004

3.

News Release:

A press release disclosing the details discussed in this Material Change Report was issued by the Corporation on May 21, 2004 and disseminated through the facilities of a recognized newswire service.

4.

Summary of Material Change:

The Corporation completed the private placement of 7,212,759 units ("Units") of the Corporation, at a price of $1.15 per Unit, for total gross proceeds of $8,294,673.

5.

Full Description of Material Change:

The Corporation completed the private placement of 7,212,759 Units at a price of $1.15 per Unit, for total gross proceeds of $8,294,673.  Each Unit of the Corporation consists of one (1) common share and one half of one (1) common share purchase warrant, each whole warrant entitling the holder thereof to acquire one (1) common share of the Corporation at an exercise price of $1.50 on or before May 20, 2005.

Kingsdale Capital Markets Inc. and Kingsdale Capital Partners Inc. (collectively, the "Agent") of Toronto, Ontario, acted as the Corporation's agent in connection with the private placement.  In consideration for its services the Corporation paid the Agent a cash fee equal to $516,626, representing approximately 6.2% of the gross proceeds, and issued 449,239 broker warrants to the Agent.  Each broker warrant entitles the Agent to acquire on or before May 20, 2005 one (1) Unit of the Corporation and subsequent to May 20, 2005 and on or before November 20, 2005, one (1) common share of the Corporation, upon payment to the Corporation of $1.15.

The Corporation intends to use the proceeds of the private placement to commercialize its industrial and consumer products as well as its Version® resins, for capital equipment expenditures and for working capital.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.

Omitted Information:

Not applicable.

8.

Executive Officer:

The name and business numbers of the executive officer of the Corporation who is knowledgeable of the material change and this report is:

Greg S. Pendura, President and Chief Executive Officer

Telephone:

(780) 482-1953

Facsimile:

(780) 452-8755

DATED at the City of Edmonton, in the Province of Alberta this 21st day of May, 2004.

RESIN SYSTEMS INC.

Per:

(Signed) Greg S. Pendura

Greg S. Pendura

President and Chief Executive Officer

cc:  TSX Venture Exchange